

October 3, 2013

Via E-Mail
Keith Neumeyer
Chief Executive Officer
First Majestic Silver Corp.
925 West Georgia Street
Suite 1805
Vancouver BC V6C 3L2
Canada

Re: **First Majestic Silver Corp.**
Form 40-F for the Year Ended December 31, 2012
Filed March 28, 2013
Response dated September 18, 2013
File No. 001-34984

Dear Mr. Neumeyer:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 40-F for the Year Ended December 31, 2012

Exhibit 99.3

Management's Discussion and Analysis

Total Cash Cost Per Ounce and Total Production Cost Per Tonne, page 19

1. We note your response to our prior comment 9. In future filings, please include a table which breaks out the individual by-product credits attributable to lead, gold, zinc and iron ore on both a dollar and per ounce basis and reconcile these amounts to total by-product credits. Please provide to us a draft of your revised disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jamie Kessel at (202) 551-3727 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining